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Exhibit (a)(1)(F)

IMMEDIATE ATTENTION REQUIRED

September 14, 2011

Re: Gleacher & Company, Inc. Tender Offer

Dear Gleacher & Company Securities, Inc. Employees' Retirement and Savings Plan Participant:

            The enclosed tender offer materials and Direction Form require your immediate attention. Our records reflect that, as a participant in the Gleacher & Company Securities, Inc. Employees' Retirement and Savings Plan (the "Plan"), all or a portion of your individual account is invested in our common stock, par value $0.01 per share (the "Shares") in the legacy Gleacher & Company, Inc. fund (the "Legacy Fund") through Reliance Trust Company, the trustee for the Plan (the "Trustee"). The tender offer materials describe an offer by Gleacher & Company, Inc. (the "Company") to purchase up to 10 million Shares at a price not greater than $1.55 nor less than $1.30 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the "Offer"). As described below, you have the right to instruct the Trustee concerning whether to tender Shares in the Legacy Fund attributable to your individual account under the Plan. You will need to complete the enclosed Direction Form and return it to Standard Retirement Services (the "Tabulation Agent") in the enclosed return envelope so that it is RECEIVED three business days before the expiration of the Offer.

            The remainder of this letter summarizes the transaction, your rights under the Plan and the procedures for completing and submitting the Direction Form. You should also review the more detailed explanation provided in the Offer to Purchase, dated September 14, 2011 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), enclosed with this letter.

BACKGROUND

            The Company has made an Offer to its stockholders to tender up to 10 million Shares, for purchase by the Company at a price not greater than $1.55 nor less than $1.30 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. The Company will select the lowest purchase price that will allow it to purchase 10 million Shares or such lesser number of Shares properly tendered and not properly withdrawn. All Shares acquired in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price.

            The Offer to Purchase sets forth the objectives, terms and conditions of the Offer and is being provided to all of the Company's stockholders. To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Offer to Purchase.

            The Offer extends to the Shares held in the Legacy Fund under the Plan. As of August 31, 2011, the Legacy Fund had approximately 20,511 Shares allocated to participant accounts. Only the Trustee, as trustee of the Plan, can tender these Shares in the Offer. Nonetheless, as a holder of Shares in the Legacy Fund under the Plan, you have the right to direct the Trustee, through the Tabulation Agent, whether or not to tender some or all of the Shares in the Legacy Fund attributable to your individual account under the Plan, and at what price or prices. Based on information provided to it by the Tabulation Agent, the Trustee will tender Shares attributable to participant accounts in accordance with participant instructions, and the Trustee will not tender Shares for which it does not receive timely instructions. If you do not complete the enclosed Direction Form and return it to the Tabulation Agent on a timely basis, you will be deemed to have elected not to participate in the Offer and no Shares in the Legacy Fund attributable to your Plan account will be tendered.

LIMITATIONS ON FOLLOWING YOUR DIRECTION

            The enclosed Direction Form allows you to specify the percentage of the Shares attributable to your account that you wish to tender and the price or prices at which you want to tender Shares attributable to your account. As detailed below, when the Trustee tenders Shares on behalf of the Plan, it may be required to tender Shares on terms different than those set forth on your Direction Form.

            The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), prohibits the sale of Shares to the Company for less than "adequate consideration," which is defined by ERISA for a publicly traded security as the prevailing market price on a national securities exchange. The Trustee will determine "adequate consideration," based on the prevailing or closing market price of the Shares on the NASDAQ Global Select Market on or about the date the Shares are tendered by the Trustee (the "prevailing market price"). Accordingly, depending on the prevailing market price of the Shares on such date, the Trustee may be unable to follow participant directions to tender Shares to the Company at certain prices within the offered range. The Trustee will tender or not tender Shares as follows:

•
If the prevailing market price is greater than the maximum tender price offered by the Company ($1.55 per Share), notwithstanding your direction to tender Shares in the Offer, the Shares will not be tendered.

•
If the prevailing market price is lower than the price at which you direct Shares be tendered, notwithstanding the lower closing market price, the Trustee will follow your direction both as to percentage of Shares to tender and as to the price at which such Shares are tendered.

•
If the prevailing market price is greater than the price at which you direct the Shares be tendered but within the range of $1.30 to $1.55, the Trustee will follow your direction regarding the percentage of Shares to be tendered, but will increase the price at which such Shares are to be tendered to the lowest tender price that is not less than prevailing market price.

•
If the prevailing market price is within the range of $1.30 to $1.55, for all Shares directed to be tendered at the "per Share purchase price to be determined pursuant to the tender offer," the Trustee will tender such Shares at the lowest tender price that is not less than the prevailing market price.

Unless otherwise required by applicable law, the Trustee will not tender Shares for which it has received no direction, or for which it has received a direction not to tender. The Trustee makes no recommendation as to whether to direct the tender of Shares or whether to refrain from directing the tender of Shares. EACH PARTICIPANT OR BENEFICIARY MUST MAKE HIS OR HER OWN DECISIONS.

CONFIDENTIALITY

            To assure the confidentiality of your decision, the Tabulation Agent and its affiliates or agents will tabulate the Direction Forms. None of the Trustee, the Tabulation Agent or their respective affiliates or agents will make your individual direction available to the Company.

PROCEDURE FOR DIRECTING TRUSTEE, THROUGH THE TABULATION AGENT

            Enclosed is a Direction Form which should be completed and returned to the Tabulation Agent. Please note that the Direction Form indicates the number of Shares in the Legacy Fund attributable to your individual account as of August 31, 2011. However, for purposes of the final tabulation, the Trustee will apply your instructions to the number of Shares in the Legacy Fund attributable to your account as of the expiration of the Offer.

            If you do not properly complete the Direction Form or do not return it by the deadline specified, such Shares will be considered NOT TENDERED.

To properly complete your Direction Form, you must do the following:

(1)
On the face of the Direction Form, check Box 1 or 2. CHECK ONLY ONE BOX:

•
CHECK BOX 1 if you do not want the Shares in the Legacy Fund attributable to your individual account tendered for sale in accordance with the terms of the Offer and simply want the Plan to continue holding such Shares.

•
CHECK BOX 2 in all other cases and complete the table immediately below Box 2. Specify the percentage (in whole numbers) of Shares in the Legacy Fund attributable to your individual account that you want to tender at each price indicated.

    You may direct the tender of Shares in the Legacy Fund attributable to your account at different prices. To do so, you must state the percentage (in whole numbers) of Shares to be sold at each price by filling in the percentage of such Shares on the line immediately before the price. Also, you may elect to accept the per Share purchase price to be determined pursuant to the tender offer, which will result in receiving a price per Share as low as $1.30 or as high as $1.55. Leave a given line blank if you want no Shares tendered at that particular price. The total of the percentages you provide on the Direction Form may not exceed 100%, but it may be less than 100%. If this amount is less than 100%, you will be deemed to have instructed the Trustee, through the Tabulation Agent, NOT to tender the balance of the Shares in the Legacy Fund attributable to your individual account.

(2)
Date and sign the Direction Form in the space provided.

(3)
Return the Direction Form in the enclosed return envelope so that it is received by the Tabulation Agent at the address set forth below three business days prior to the expiration date of the Offer, if feasible. If you wish to return the form by overnight courier, please send it to the Tabulation Agent at Standard Retirement Service, Attention: Jason Owens, CEBS, QKA, Account Manager, Standard Retirement Services, 312 Elm Street, Suite 1550, Cincinatti, Ohio 45202. Directions via facsimile will not be accepted.

            Your direction will be deemed irrevocable unless withdrawn three business days prior to the expiration of the Offer. In order to make an effective withdrawal, you must submit a new Direction Form which may be obtained by calling MacKenzie Partners, Inc., the Information Agent, toll free at (800) 322-2885. Upon receipt of a new, completed and signed Direction Form, your previous direction will be deemed canceled. You may direct the re-tendering of any Shares in the Legacy Fund attributable to your individual account by obtaining an additional Direction Form from the Information Agent and repeating the previous instructions for directing tender as set forth in this letter.

        After the deadline above for returning the Direction Form to the Tabulation Agent, the Tabulation Agent and its affiliates or agents will complete the tabulation of all directions. The Tabulation Agent will send the aggregated totals to the Trustee, and the Trustee will tender the appropriate number of Shares on behalf of the Plan.

            The Company will then buy all Shares, up to 10 million, that were properly tendered and not properly withdrawn in the Offer. If there is an excess of Shares tendered, Shares tendered pursuant to the Offer may be subject to proration, as described in the Offer to Purchase. Any Shares attributable to your account that are not purchased in the Offer will remain allocated to your individual account under the Plan.

            The preferential treatment of holders of fewer than 100 Shares (holders of "odd lots"), as described in the Offer to Purchase, will not apply to participants in the Plan, regardless of the number of Shares held within their individual accounts. Likewise, the conditional tender of Shares, as described in the Offer to Purchase, will not apply to the participants in the Plan.

EFFECT OF TENDER ON YOUR ACCOUNT

            If you timely direct the Trustee, through the Tabulation Agent, to tender some or all of the Shares in the Legacy Fund attributable to your Plan account, certain transactions involving the Legacy Fund attributable to your account, including all exchanges out, loans, withdrawals and distributions, will be prohibited until all processing related to the Offer has been completed, unless the Offer is terminated or the completion date is extended. (Balances in the Legacy Fund will be utilized to calculate amounts eligible for loans and withdrawals throughout this freeze on the Legacy Fund.) In the event that the Offer is extended, the freeze on transactions involving the Legacy Fund will, if feasible, be temporarily lifted until three days prior to the new completion date of the Offer, as extended, at which time a new freeze on these transactions involving the Legacy Fund will commence. You can call MacKenzie Partners, Inc., the Information Agent, toll free at (800) 322-2885 to obtain updated information on expiration dates, deadlines and Legacy Fund freezes.

            If you directed the Trustee, through the Tabulation Agent, to NOT tender any of the Shares in the Legacy Fund attributable to your account or you did not return your Direction Form in a timely manner, you will continue to have access to all transactions normally available to the Legacy Fund, subject to Plan rules.

INVESTMENT OF PROCEEDS

            For any Shares in the Plan that are tendered and purchased by the Company, the Company will pay cash to the Plan. INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT, HOWEVER, RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL REMAIN IN THE PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

            The Trustee, based on direction provided to it by Standard Retirement Services, will invest proceeds received with respect to Shares attributable to your account in the Goldman Sachs FS Prime Obligations Adm investment option as soon as administratively possible after receipt of proceeds. Standard Retirement Services anticipates that the processing of participant accounts will be completed five to seven business days after receipt of these proceeds. You may call Standard Retirement Services at (800) 858-5420 after the reinvestment is complete to learn the effect of the tender on your account or to have the proceeds from the sale of Shares which were invested in the Goldman Sachs FS Prime Obligations Adm investment option invested in other investment options offered under the Plan.

SHARES OUTSIDE THE PLAN

            If you hold Shares outside of the Legacy Fund, you will receive, under separate cover, Offer materials to be used to tender those Shares. Those Offer materials may not be used to direct the Trustee, through the Tabulation Agent, to tender or not tender the Shares in the Legacy Fund attributable to your individual account under the Plan. Likewise, the tender of Shares in the Legacy Fund attributable to your individual account under the Plan will not be effective with respect to Shares you hold outside of the Plan or in the Plan through the self-directed Brokerage Account option. The direction to tender or not tender Shares in the Legacy Fund attributable to your individual account under the Plan may only be made in accordance with the procedures in this letter. Similarly, the enclosed Direction Form may not be used to tender Shares held outside of the Plan or held in the Plan through the self-directed Brokerage Account option.

            IF YOU OWN SHARES IN THE 401(K) PLAN THROUGH THE SELF-DIRECTED BROKERAGE ACCOUNT OPTION, YOU SHOULD FOLLOW THE INSTRUCTIONS AND PROCEDURES YOU RECEIVE FROM YOUR BROKER TO TENDER THOSE SHARES.

FURTHER INFORMATION

            If you require additional information concerning the procedure to tender Shares in the Legacy Fund attributable to your individual account under the Plan or other information concerning the terms and conditions of the Offer, please contact MacKenzie Partners, Inc., the Information Agent, toll free at (800) 322-2885.

      Sincerely,

      Standard Retirement Services

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  Exhibit (a)(1)(F)
IMMEDIATE ATTENTION REQUIRED